Underlying supplement no. 3-I
To the prospectus dated April 13, 2023 and
the prospectus supplement dated April 13, 2023

Registration Statement Nos. 333-270004
and 333-270004-01
Dated April 30, 2025
Rule 424(b)(2)

JPMORGAN CHASE & CO.
Notes Linked to the Solactive European Dividend Futures (USD) Index Series

JPMORGAN CHASE FINANCIAL COMPANY LLC

Notes, Fully and Unconditionally Guaranteed by JPMorgan Chase & Co., Linked to the Solactive European Dividend Futures (USD) Index Series

Each of JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC may, from time to time, offer and sell notes linked in whole or in part to an index in the Solactive European Dividend Futures (USD) Index Series listed below (each, an "**Index**" and collectively, the "**Indices**"):

- Solactive European Dividend Futures 2026 (USD) Index

- Solactive European Dividend Futures 2027 (USD) Index

- Solactive European Dividend Futures 2028 (USD) Index

The issuer of the notes, as specified in the relevant terms supplement, is referred to in this underlying supplement as the "Issuer." The Issuer will be either JPMorgan Chase & Co. or JPMorgan Chase Financial Company LLC. For notes issued by JPMorgan Chase Financial Company LLC, JPMorgan Chase & Co., in its capacity as guarantor of those notes, is referred to in this underlying supplement as the "Guarantor."

This underlying supplement describes each Index, the relationship between JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC and the sponsor of each Index and terms that will apply generally to notes linked in whole or in part to an Index and provides other relevant information. This underlying supplement supplements the terms described in the accompanying product supplement, the prospectus supplement and the prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes, including any changes to the terms specified below. These term sheets and pricing supplements are referred to generally in this underlying supplement as terms supplements. The accompanying product supplement, the relevant terms supplement or another accompanying underlying supplement will describe any other index or reference asset to which the notes are linked. If the terms described in the relevant terms supplement are inconsistent with those described in this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement or the prospectus, the terms described in the relevant terms supplement will control. In addition, if this underlying supplement and the accompanying product supplement or another accompanying underlying supplement contain information relating to the same Index to which the notes are linked, the information contained in the document with the most recent date will control.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page S-2 of the prospectus supplement, "Risk Factors" in the accompanying product supplement and "Risk Factors" beginning on page Error! Bookmark not defined. **of this underlying supplement.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of the relevant terms supplement, this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

J.P.Morgan

April 30, 2025

TABLE OF CONTENTS

	Page
Summary	US-1
Risk Factors	US-3
The Solactive European Dividend Futures (USD) Index Series	US-9
Background on EURO STOXX 50® Index Dividend Futures	US-13
Background on the EURO STOXX 50® DVP	US-14
Supplemental Terms of the Notes	US-19

The Issuer and the Guarantor (if applicable) have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement or the prospectus with respect to the notes offered by the relevant terms supplement and with respect to the Issuer and the Guarantor (if applicable). The Issuer and the Guarantor (if applicable) take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The relevant terms supplement, together with this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement and the prospectus, will contain the terms of the notes and will supersede all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of the Issuer. The information in each of the relevant terms supplement, this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement and the prospectus may be accurate only as of the date of that document.

The notes are not appropriate for all investors and involve a number of risks and important legal and tax consequences that should be discussed with your professional advisers. You should be aware that the regulations of Financial Industry Regulatory Authority, Inc., or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement and the prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which that offer or solicitation is unlawful.

The notes are not commodity futures contracts or swaps and are not regulated under the Commodity Exchange Act of 1936, as amended (the "Commodity Exchange Act"). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

In this underlying supplement, "we," "us" and "our" refer to the Issuer, unless the context requires otherwise, and "JPMorgan Financial" refers to JPMorgan Chase Financial Company LLC. To the extent applicable, each Index described in this underlying supplement is deemed to be one of the "Indices" referred to in the accompanying product supplement.

SUMMARY

All information contained in this underlying supplement regarding each of the indices in the Solactive European Dividend Futures (USD) Index Series set forth in the table below (each, an "**Index**" and collectively, the "**Indices**"), including, without limitation, their make-up, method of calculation and changes in their components, has been derived from publicly available information and other information provided by Solactive AG (the "**Index Sponsor**"), without independent verification. This information reflects the policies of, and is subject to change by, the Index Sponsor. Each Index was developed by the Index Sponsor, in coordination with J.P. Morgan Securities LLC, and is calculated, maintained and published by the Index Sponsor. The Index Sponsor has no obligation to continue to publish, and may discontinue the publication of, any Index.

Index	Bloomberg Ticker	Futures Contract Expiry	Bloomberg Ticker of Futures Contract	Start Date
Solactive European Dividend Futures 2026 (USD) Index	SOLEDF26	December 2026	DEDZ6	December 23, 2016
Solactive European Dividend Futures 2027 (USD) Index	SOLEDF27	December 2027	DEDZ7	December 22, 2017
Solactive European Dividend Futures 2028 (USD) Index	SOLEDF28	December 2028	DEDZ8	December 28, 2018

The initial level of each Index was established on the applicable start date set forth in the table above. Each Index is published from February 23, 2023 (the "**Live Date**") and reported by the Bloomberg Professional® service ("**Bloomberg**") under the applicable ticker symbol set forth in the table above.

Each Index aims to replicate the returns of a notional investment in a euro-denominated listed futures contract traded on the Eurex Exchange (with respect to each Index, the "**Futures Contract**") that has a final settlement price based on the EURO STOXX 50® DVP (the "**Dividend Index**"), while attempting to mitigate exposure of such notional investment to fluctuations in the value of the European Union euro relative to the U.S. dollar.

Unlike equity securities, futures contracts, by their terms, have stated expirations at a specified point in time prior to expiration. The Futures Contract underlying each Index expires on the third Friday in December of the stated expiry year set forth in the table above or, if the Eurex Exchange is not open for trading on that day, on the day on which the Eurex Exchange is open for trading immediately preceding that Friday. Each Index will terminate following the expiration of the relevant Futures Contract.

The final settlement price of the Futures Contract underlying each Index is established by the Eurex Exchange at expiry based on the final value of the Dividend Index on the third Friday in December of the relevant year. The Dividend Index is intended to provide a measure of the cumulative cash dividends (net of certain withholding taxes in the case of special cash dividends and capital returns) on the constituents of the EURO STOXX 50® Index, expressed in index points of the EURO STOXX 50® Index, with respect to each annual period beginning on, but excluding, the third Friday in December of each year and ending on, and including, the third Friday in December of the following year. The level of the Dividend Index is reset to zero yearly following the third Friday in December. The EURO STOXX 50® Index is a free-float market capitalization weighted index composed of 50 of the largest stocks in terms of free-float market capitalization traded on the major exchanges of Eurozone countries.

Accordingly, the final settlement price of the Futures Contract underlying each Index will reflect the total cash dividends on the constituents of the EURO STOXX 50® Index during approximately 12 months prior to the expiry of that Futures Contract. Even though each Futures Contract will trade for ten years prior to expiry, cash dividends on the constituents of the EURO STOXX 50® Index prior to the period of approximately 12 months preceding expiry will not be reflected in the final settlement price of that Futures Contract. Prior to expiry, the prices of each Futures Contract will reflect market expectations of the total cash dividends to be paid during that period of approximately 12 months prior to the expiry of that Futures Contract as well as supply and demand for that Futures Contract. The volatility of each Futures Contract tends to decrease over time, as the total cash dividends can be predicted more accurately closer to the expiry of that Futures Contract, particularly during the final 12 months preceding expiry when the actual relevant cash dividends begin to be determined.

Subject to the effect of fluctuations in the value of the European Union euro relative to the U.S. dollar, the final level of each Index at the expiry of the relevant Futures Contract is expected to be greater than the level of that Index as of the date of this underlying supplement if the actual total cash dividends on the constituents of the EURO STOXX 50® Index during approximately 12 months prior to the expiry of that Futures Contract exceed the total cash dividends on the constituents of the EURO STOXX 50® Index during that period implied by the price of that Futures Contract on the date of this underlying supplement. On the other hand, subject to the effect of fluctuations in the value of the European Union euro relative to the U.S. dollar, the final level of each Index at the expiry of the relevant Futures Contract is expected to be lower than the level of that Index as of the date of this underlying supplement if the actual total cash dividends on the constituents of the EURO STOXX 50® Index during approximately 12 months prior to the expiry of that Futures Contract are less than the total cash dividends on the constituents of the EURO STOXX 50® Index during that period implied by the price of that Futures Contract on the date of this underlying supplement. While the actual 12-month total cash dividends on the constituents of the EURO STOXX 50® Index have tended to be greater than the 12-month expected total cash dividends implied by the prices of the Futures Contracts, no assurance can be given that this market trend will be present at any particular time or that it will continue to be observed at all. Past performance should not be considered indicative of future performance.

Each Index attempts to mitigate exposure to fluctuations in the value of the European Union euro relative to the U.S. dollar. Each Index rebalances weekly, and changes in the value of the European Union euro relative to the U.S. dollar affect only the return on the relevant Futures Contract since the last weekly rebalancing. For example, if the return on the relevant Futures Contract since the last weekly rebalancing is 1%, and European Union euro has depreciated relative to the U.S. dollar by 1% over the same period, the level of the Index will increase over that period by 0.99%. By contrast, if the relevant Index were exposed to currency exchange risk but did not include a feature to mitigate exposure to fluctuations in the value of the European Union euro relative to the U.S. dollar, under these circumstances, the 1% return on the relevant Futures Contract since the last weekly rebalancing would be almost entirely offset by the 1% depreciation of the European Union euro relative to the U.S. dollar over the same period.

Notwithstanding this feature, the performance of each Index reflects currency exchange rate risk. A decline in the value of the European Union euro relative to the U.S. dollar will adversely affect the performance of the relevant Index.

The Indices are not total return indices and do not reflect interest that could be earned on funds notionally committed to the trading of the relevant Futures Contracts. The Indices do not reflect the price returns of the constituents of the EURO STOXX 50® Index.

For more information about the Indices, see "The Solactive European Dividend Futures (USD) Index Series" below.

RISK FACTORS

*Your investment in the notes will involve certain risks. Investing in the notes is not equivalent to investing directly in any Index, the relevant Futures Contract, the Dividend Index, the EURO STOXX 50® Index, any of the equity securities composing the EURO STOXX 50® Index or exchange-traded or over-the-counter instruments based on, or other instruments linked to, any of the foregoing. **You should consider carefully the following discussion of risks, as well as the discussion of risks included in the relevant terms supplement, the accompanying product supplement and any other accompanying underlying supplement, before you decide that an investment in the notes is suitable for you.***

Capitalized terms used in this section without definition are as defined in "Summary" above.

J.P. Morgan Securities LLC, an affiliate of the Issuer and the Guarantor (if applicable), coordinated with the Index Sponsor in the development of the Indices.

J.P. Morgan Securities LLC, which is referred to in this underlying supplement as JPMS, an affiliate of the Issuer and the Guarantor (if applicable), coordinated with the Index Sponsor in its development of the guidelines and policies governing the composition and calculation of the Indices. Although the Index Sponsor, in developing the Indices, coordinated with JPMS, JPMorgan Chase & Co., as the ultimate parent company of JPMS, ultimately controls JPMS.

In addition, the policies and judgments for which JPMS was responsible could have an impact, positive or negative, on the levels of the Indices and the value of your notes. JPMS was under no obligation to consider your interests as an investor in the notes in its role in developing the guidelines and policies governing an Index or making judgments that may affect the level of that Index. Furthermore, the tracking of the applicable Futures Contract by an Index is not an investment recommendation by the Issuer, the Guarantor (if applicable) or JPMS of that Futures Contract.

Each Index may not be successful or outperform any alternative strategy that might be employed in respect of the applicable Futures Contract.

No assurance can be given that the investment strategy on which any Index is based will be successful or that any Index will outperform any alternative strategy that might be employed with respect to the relevant Futures Contract. While the actual 12-month total cash dividends on the constituents of the EURO STOXX 50® Index have tended to be greater than the 12-month expected total cash dividends implied by the prices of the Futures Contracts, no assurance can be given that this market trend will be present at any particular time or that it will continue to be observed at all. Past performance should not be considered indicative of future performance. The Index does not provide exposure to the price performance of the equity securities included in the EURO STOXX 50® Index, and no assurance can be given that the Index will outperform any alternative strategy that provides exposure to the price performance of those equity securities.

Issuance, hedging and other trading activities of financial institutions, including the Issuer, the Guarantor (if applicable) and their affiliates, may adversely affect the value of the notes and may result in conflicts of interest.

The issuance, and related hedging and trading, of products that provide exposure to the price return of the EURO STOXX 50® Index by financial institutions, including the Issuer, the Guarantor (if applicable) and their affiliates, may be one factor underlying the market trend discussed above under which the actual total cash dividends on the constituents of the EURO STOXX 50® Index during the 12-month period preceding the expiry of the Futures Contracts have tended to be greater than the expected total cash dividends for the same period implied by the prices of the Futures Contracts. As part of their hedging or trading activities, issuers of products linked to the price return of the EURO STOXX 50® Index may have acquired long positions in the dividends on the equity securities included in the EURO STOXX 50® Index that can be monetized by selling the Futures Contracts. Any such selling may have created downward pressure on the prices of the Futures Contracts, contributing to the market trend discussed above.

Accordingly, changes in the volume of such issuances and in hedging and trading activities related to those issuances may influence this market trend and may adversely affect the prices of the Futures Contracts, the levels of the Indices and the value of the notes. In particular, this market trend may diminish if issuers of products linked to the price return of the EURO STOXX 50® Index are able to monetize long positions in the dividends on the equity securities included in the EURO STOXX 50® Index by selling products, including the notes, that provide exposure to the Futures Contracts. It is possible that these issuances, or related hedging or trading activities, could result in substantial returns for the Issuer or its affiliates while the value of the notes declines. As a result, the Issuer, the Guarantor (if applicable) or their affiliates may have economic interests that are adverse to those of the holders of the notes.

The issuers of the equity securities composing the EURO STOXX 50® Index may reduce the amount of dividends paid or cease to pay dividends at any time in their discretion.

The decisions of the issuers of the equity securities composing the EURO STOXX 50® Index regarding whether to pay any dividend, or whether to increase or decrease the amount of the dividend, may or may not be correlated with each other. Some or all of these issuers may reduce the amount of dividends paid or cease to pay dividends at any time in their discretion. In addition, the ability of the issuers of the equity securities composing the EURO STOXX 50® Index to pay dividends is subject to various legal and regulatory limitations and to their financial results and availability of cash to be used for the payment of dividends. A reduction in, or the failure to pay, dividends by a large number of these issuers during the 12-month period preceding the expiry of the relevant Futures Contract could have a material adverse effect on the relevant Index and, therefore, on the value of the notes.

Prior to the expiry of the relevant Futures Contract, the level of each Index will reflect, among other things, market expectations of the total cash dividends to be paid during the 12-month period preceding the expiry of the relevant Futures Contract.

The final settlement price of each Futures Contract will reflect the total cash dividends on the constituents of the EURO STOXX 50® Index during approximately 12 months prior to the expiry of that Futures Contract. Even though each Futures Contract will trade for ten years prior to expiry, the actual cash dividends on the constituents of the EURO STOXX 50® Index will not be known until those cash dividends have been declared during the period of approximately 12 months prior to the expiry of that Futures Contract. Accordingly, before the amounts of those cash dividends are known, the prices of the Futures Contracts, and the level of each Index, will reflect the market expectations of the total cash dividends to be paid during the 12-month period preceding the expiry of the relevant Futures Contract. In addition, the prices of the Futures Contracts, and the level of each Index, will be influenced by supply and demand for the Futures Contracts.

Each Index will reflect cash dividends on the constituents of the EURO STOXX 50® Index only if those cash dividends have ex-dividend dates during the 12-month period preceding the expiry of the relevant Futures Contract.

Even though each Futures Contract will trade for ten years prior to expiry, cash dividends on the constituents of the EURO STOXX 50® Index prior to the period of approximately 12 months preceding expiry will not be reflected in the level of the Index.

Each Index has a limited operating history and may perform in unanticipated ways.

Each Index was established recently and therefore has a limited operating history. Any back-testing or similar analysis performed by any person in respect of any Index must be considered illustrative only and may be based on estimates or assumptions not used by the Index Sponsor when determining the level of that Index. Past performance should not be considered indicative of future performance.

Hypothetical back-tested data relating to an Index do not represent actual historical data and are subject to inherent limitations.

Hypothetical back-tested performance measures of an Index are purely theoretical and do not represent the actual historical performance of that Index and have not been verified by an independent third party. Hypothetical back-tested performance measures have inherent limitations. Hypothetical back-tested performance is derived by means of the retroactive application of a back-tested model that has been designed with the benefit of hindsight. Alternative modeling techniques might produce significantly different results and may prove to be more appropriate. Past performance, and especially hypothetical back-tested performance, is not indicative of future results. This type of information has inherent limitations, and you should carefully consider these limitations before placing reliance on such information.

Historical performance of an Index should not be taken as an indication of the future performance of that Index during the term of the notes.

The actual performance of an Index over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical performance of that Index or its hypothetical, back-tested historical performance. In particular, the volatility of each Futures Contract tends to decrease over time, as the total cash dividends can be predicted more accurately closer to the expiry of that Futures Contract, particularly during the final 12 months preceding expiry when the actual relevant cash dividends begin to be determined. The settlement prices of the relevant Futures Contract will determine the level of each Index. As a result, it is impossible to predict whether the level of an Index will rise or fall.

Each Index is a price return index that does not reflect "total returns."

Each Index is a price return index that reflects the price of the relevant Futures Contract, subject to the effect of fluctuations in the value of the European Union euro relative to the U.S. dollar, and does not reflect total returns.   As such, each Index differs from other indices that reflect total returns. An index tracking futures contracts that reflects "total returns" would reflect roll yield in addition to interest that could be earned on funds notionally committed to the trading of the applicable futures contracts. Unlike an index that reflects total returns, each Index is affected solely by day-to-day changes in the settlement prices of the relevant Futures Contract, subject to the effect of fluctuations in the value of the European Union euro relative to the U.S. dollar. The Indices do not reflect the price returns of the constituents of the EURO STOXX 50® Index.

Concentration risks associated with each Index may adversely affect the value of your notes.

Each Index provides exposure to a single futures contract on the Dividend Index that trades on the Eurex Exchange. The Dividend Index reflects dividends on securities of companies located only in the Eurozone. Accordingly, the notes are less diversified than other funds, investment portfolios or indices investing in or tracking a broader range of products and, therefore, could experience greater volatility. You should be aware that other indices may be more diversified than any Index in terms of both the number and variety of futures contracts and underlying dividend sources. You will not benefit, with respect to the notes, from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.

Each Index is subject to significant risks associated with futures contracts, including volatility.

Each Index tracks the returns of futures contracts. The price of a futures contract depends not only on the price of the underlying asset referenced by the futures contract, but also on a range of other factors, including but not limited to changing supply and demand relationships, interest or exchange rates, governmental and regulatory policies, the policies of the exchanges on which the futures contract trades, national and international monetary, trade, political, geopolitical and economic events, wars (e.g., Russia's invasion of Ukraine and resulting sanctions) and acts of terror, trade, fiscal and exchange control policies and market confidence in relevant markets, exchanges and custodians. In addition, the futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These factors and others can cause the prices of futures contracts to be volatile.

Suspension or disruptions of market trading in futures contracts may adversely affect the value of your notes.

Futures markets like the Eurex Exchange, the market for the Futures Contracts, are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, futures exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could affect the level of an Index and therefore could affect adversely the value of your notes.

The official settlement price and intraday trading prices of the applicable Futures Contracts may not be readily available.

The official settlement price and intraday trading prices of the applicable Futures Contracts are calculated and published by the Eurex Exchange and are used to calculate the level of each Index. Any disruption in trading of the applicable Futures Contracts could delay the release or availability of the official settlement price and intraday trading prices and may delay or prevent the calculation of an Index.

Changes in the margin requirements for the applicable Futures Contracts included in an Index may adversely affect the value of the notes.

Futures exchanges require market participants to post collateral in order to open and to keep open positions in futures contracts. If an exchange changes the amount of collateral required to be posted to hold positions in the applicable Futures Contracts, market participants may adjust their positions, which may affect the prices of the applicable Futures Contracts. As a result, the level of an Index may be affected, which may adversely affect the value of the notes.

The notes are not regulated by the Commodity Futures Trading Commission (the "CFTC").

The net proceeds to be received by the Issuer from the sale of the notes will not be used to purchase or sell any futures contracts or options on futures contracts for your benefit. An investment in the notes thus does not constitute either an investment in futures contracts or options on futures contracts or an investment in a collective investment vehicle that trades in these futures contracts (*i.e.*, the notes will not constitute a direct or indirect investment by you in the futures contracts), and you will not benefit from the regulatory protections of the CFTC. Among other things, this means that the Issuer and the Guarantor (if applicable) are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC's or any other non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. For example, the price you pay to purchase notes will be used by the Issuer for its own purposes and will not be subject to customer funds segregation requirements provided to customers that trade futures on an exchange regulated by the CFTC.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool, and its operator may be required to register with and be regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the notes will not be interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, the Issuer and the Guarantor (if applicable) will not be registered with the CFTC as a commodity pool operator and you will not benefit from the CFTC's or any non-U.S. regulatory authority's regulatory protections afforded to persons who invest in regulated commodity pools.

An investment in the notes will be subject to risks associated with non-U.S. securities markets in the Eurozone.

The equity securities that constitute the EURO STOXX 50® Index have been issued by non-U.S. companies. Investments in notes linked to the dividends on such non-U.S. equity securities involve risks associated with the home countries and/or the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

Dividends on securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of these countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self -sufficiency. These countries may be subjected to different and, in some cases, more adverse economic environments.

Specifically, the securities composing the EURO STOXX 50® Index are issued by companies located within the Eurozone. The Eurozone has been and is undergoing financial stress, and the political, legal, regulatory and market ramifications are impossible to predict. Changes within the Eurozone could have a material adverse effect on the performance of European companies, including the issuers of the equity securities that compose the EURO STOXX 50® Index. These companies may experience material adverse impacts on their business, operating results and financial condition, which may adversely affect their ability to pay dividends and, therefore, the level of the Index and the value of the notes.

Some or all of these factors may influence the amount of dividends paid or expected to be paid on the equity securities of the EURO STOXX 50® Index and, consequently, the value of the relevant Futures Contract, the closing level of an Index and the value of the notes. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of any Index based on its historical performance.

The notes will be subject to currency exchange risk.

Notwithstanding that each Index attempts to mitigate exposure to fluctuations in the value of the European Union euro relative to the U.S. dollar, the performance of each Index is subject to currency exchange rate risk. A decline in the value of the European Union euro relative to the U.S. dollar will adversely affect the performance of the relevant Index.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments in the European Union and in the United States and between each region or country and its major trading partners;

- political, civil or military unrest in the European Union and in the United States; and

- the extent of governmental surpluses or deficits in the European Union and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries of the European Union, the United States and other countries important to international trade and finance.

The Issuer and the Guarantor (if applicable) have no control over exchange rates.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time governments and, in the case of countries using the European Union euro, the European Central Bank, may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these governmental actions could adversely affect an investment in the notes.

The Issuer and the Guarantor (if applicable) will not make any adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or the European Union euro. You will bear those risks.

THE SOLACTIVE EUROPEAN DIVIDEND FUTURES (USD) INDEX SERIES

All information contained in this underlying supplement regarding each of the indices in the Solactive European Dividend Futures (USD) Index Series set forth in the table below (each, an "**Index**" and collectively, the "**Indices**"), including, without limitation, their make-up, method of calculation and changes in their components, has been derived from publicly available information and other information provided by Solactive AG (the "**Index Sponsor**"), without independent verification. This information reflects the policies of, and is subject to change by, the Index Sponsor. Each Index was developed by the Index Sponsor, in coordination with J.P. Morgan Securities LLC, and is calculated, maintained and published by the Index Sponsor. The Index Sponsor has no obligation to continue to publish, and may discontinue the publication of, any Index.

Index	Bloomberg Ticker	Futures Contract Expiry	Bloomberg Ticker of Futures Contract	Start Date
Solactive European Dividend Futures 2026 (USD) Index	SOLEDF26	December 2026	DEDZ6	December 23, 2016
Solactive European Dividend Futures 2027 (USD) Index	SOLEDF27	December 2027	DEDZ7	December 22, 2017
Solactive European Dividend Futures 2028 (USD) Index	SOLEDF28	December 2028	DEDZ8	December 28, 2018

The initial level of each Index was established on the applicable start date set forth in the table above. Each Index is published from February 23, 2023 (the "**Live Date**") and reported by the Bloomberg Professional® service ("**Bloomberg**") under the applicable ticker symbol set forth in the table above.

Each Index aims to replicate the returns of a notional investment in a euro-denominated listed futures contract traded on the Eurex Exchange (with respect to each Index, the "**Futures Contract**") that has a final settlement price based on the EURO STOXX 50® DVP (the "**Dividend Index**"), while attempting to mitigate exposure of such notional investment to fluctuations in the value of the European Union euro relative to the U.S. dollar.

Unlike equity securities, futures contracts, by their terms, have stated expirations at a specified point in time prior to expiration. The Futures Contract underlying each Index expires on the third Friday in December of the stated expiry year set forth in the table above or, if the Eurex Exchange is not open for trading on that day, on the day on which the Eurex Exchange is open for trading immediately preceding that Friday. Each Index will terminate following the expiration of the relevant Futures Contract.

The final settlement price of the Futures Contract underlying each Index is established by the Eurex Exchange at expiry based on the final value of the Dividend Index on the third Friday in December of the relevant year. The Dividend Index is intended to provide a measure of the cumulative cash dividends (net of certain withholding taxes in the case of special cash dividends and capital returns) on the constituents of the EURO STOXX 50® Index, expressed in index points of the EURO STOXX 50® Index, with respect to each annual period beginning on, but excluding, the third Friday in December of each year and ending on, and including, the third Friday in December of the following year. The level of the Dividend Index is reset to zero yearly following the third Friday in December. The EURO STOXX 50® Index is a free-float market capitalization weighted index composed of 50 of the largest stocks in terms of free-float market capitalization traded on the major exchanges of Eurozone countries.

Accordingly, the final settlement price of the Futures Contract underlying each Index will reflect the total cash dividends on the constituents of the EURO STOXX 50® Index during approximately 12 months prior to the expiry of that Futures Contract. Even though each Futures Contract will trade for ten years prior to expiry, cash dividends on the constituents of the EURO STOXX 50® Index prior to the period of approximately 12 months preceding expiry will not be reflected in the final settlement price of that Futures Contract. Prior to expiry, the prices of each Futures Contract will reflect market expectations of the total cash dividends to be paid during that period of approximately 12 months prior to the expiry of that Futures Contract as well as supply and demand for that Futures Contract. The volatility of each Futures Contract tends to decrease over time, as the total cash dividends can be predicted more accurately closer to the expiry of that Futures Contract, particularly during the final 12 months preceding expiry when the actual relevant cash dividends begin to be determined.

Subject to the effect of fluctuations in the value of the European Union euro relative to the U.S. dollar, the final level of each Index at the expiry of the relevant Futures Contract is expected to be greater than the level of that Index as of the date of this underlying supplement if the actual total cash dividends on the constituents of the EURO STOXX 50® Index during approximately 12 months prior to the expiry of that Futures Contract exceed the total cash dividends on the constituents of the EURO STOXX 50® Index during that period implied by the price of that Futures Contract on the date of this underlying supplement. On the other hand, subject to the effect of fluctuations in the value of the European Union euro relative to the U.S. dollar, the final level of each Index at the expiry of the relevant Futures Contract is expected to be lower than the level of that Index as of the date of this underlying supplement if the actual total cash dividends on the constituents of the EURO STOXX 50® Index during approximately 12 months prior to the expiry of that Futures Contract are less than the total cash dividends on the constituents of the EURO STOXX 50® Index during that period implied by the price of that Futures Contract on the date of this underlying supplement. While the actual 12-month total cash dividends on the constituents of the EURO STOXX 50® Index have tended to be greater than the 12-month expected total cash dividends implied by the prices of the Futures Contracts, no assurance can be given that this market trend will be present at any particular time or that it will continue to be observed at all. Past performance should not be considered indicative of future performance.

Each Index attempts to mitigate exposure to fluctuations in the value of the European Union euro relative to the U.S. dollar. Each Index rebalances weekly, and changes in the value of the European Union euro relative to the U.S. dollar affect only the return on the relevant Futures Contract since the last weekly rebalancing. For example, if the return on the relevant Futures Contract since the last weekly rebalancing is 1%, and European Union euro has depreciated relative to the U.S. dollar by 1% over the same period, the level of the Index will increase over that period by 0.99%. By contrast, if the relevant Index were exposed to currency exchange risk but did not include a feature to mitigate exposure to fluctuations in the value of the European Union euro relative to the U.S. dollar, under these circumstances, the 1% return on the relevant Futures Contract since the last weekly rebalancing would be almost entirely offset by the 1% depreciation of the European Union euro relative to the U.S. dollar over the same period.

Notwithstanding this feature, the performance of each Index reflects currency exchange rate risk. A decline in the value of the European Union euro relative to the U.S. dollar will adversely affect the performance of the relevant Index.

The Indices are not total return indices and do not reflect interest that could be earned on funds notionally committed to the trading of the relevant Futures Contracts. The Indices do not reflect the price returns of the constituents of the EURO STOXX 50® Index.

For more information about the Dividend Index and the EURO STOXX 50® Index, see "Background on EURO STOXX 50® Index Dividend Futures" and "Background on the EURO STOXX 50® DVP" below.

Calculation and Publication of the Index Level of each Index

The intraday levels of each Index are calculated in U.S. dollars from 9:00 a.m. to 6:50 p.m. CET on each day on which Eurex Exchange is open for general business (with respect to each Index, a "**Calculation Day**") based on the trading prices of the relevant Futures Contract, converted into U.S. dollars using the current Intercontinental Exchange (ICE) spot foreign exchange rate, if applicable. In addition to the intraday calculation, the closing level of each Index is also calculated in U.S. dollars on each Calculation Day based on the closing price of the relevant Futures Contract as determined by Eurex Exchange on that Calculation Day (the "**Settlement Price**"), converted into U.S. dollars using the 4pm London WM Fixing quoted by Refinitiv, if applicable. Each Index will terminate following the expiration of the relevant Futures Contract. The level of each Index is published on the website of the Index Sponsor and is, in addition, available via the price marketing services of Boerse Stuttgart GmbH and may be distributed to all of its affiliated vendors.

The initial level of each Index was set to 100.00 on the applicable start date set forth in the table above.

On each subsequent Calculation Day, the level of each Index is calculated by adjusting the level of that Index on the Rebalancing Day immediately preceding and excluding the current Calculation Day to reflect the currency-adjusted performance of the relevant Futures Contract since that Rebalancing Day, in accordance with the following formula:

$$Index_t = Index_{Rt} \times \left[1 + \left(\frac{P_t}{P_{Rt}} - 1\right) \times \frac{FX_t}{FX_{Rt}}\right]$$

where:

R_t means the Rebalancing Day (as defined below) immediately preceding and excluding Calculation Day t;

$Index_t$ means the level of the Index as of Calculation Day t;

$Index_{Rt}$ means the level of the Index as of the Rebalancing Day immediately preceding and excluding Calculation Day t;

P_t means the Settlement Price of the relevant Futures Contract as of Calculation Day t;

P_{Rt} means the Settlement Price of the relevant Futures Contract as of the Rebalancing Day immediately preceding and excluding Calculation Day t;

FX_t means the exchange rate to convert one unit of euro to U.S. dollars as of Calculation Day t; and

FX_{Rt} means the exchange rate to convert one unit of euro to U.S. dollars as of the Rebalancing Day immediately preceding and excluding Calculation Day t.

A "**Rebalancing Day**" means the last Calculation Day of the week.

Methodology Review and Oversight

An oversight committee composed of staff from the Index Sponsor and its subsidiaries (the "**Oversight Committee**") is responsible for decisions regarding any amendments to the rules of the Indices. The methodology of each Index is subject to regular review, at least annually.

In addition, the market environment, supervisory, legal, financial or tax reasons may require changes to be made to an Index's methodology. The Index Sponsor may also make changes to the terms and conditions of an Index and an Index's methodology that it deems to be necessary and desirable in order to prevent obvious or demonstrable error or to remedy, correct or supplement incorrect terms and conditions. The Index Sponsor is not obliged to provide information on any such modifications or changes.

Any discretion which may need to be exercised in relation to the determination of an Index is made in accordance with strict rules regarding the exercise of discretion or expert judgment.

Disclaimer

JPMorgan Chase & Co. or its affiliate has entered into a license agreement with Solactive AG that provides for the license to it and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Indices, which are owned and published by Solactive AG, in connection with the notes.

The notes are not sponsored, promoted, sold or supported in any other manner by Solactive AG nor does Solactive AG offer any express or implicit guarantee or assurance either with regard to the results of using the Indices and/or Index trade mark or the level of any Index at any time or in any other respect. Each Index is calculated and published by Solactive AG. Solactive AG uses its best efforts to ensure that each Index is calculated correctly. Irrespective of its obligations towards the Issuer, the Guarantor (if applicable) or any of their affiliates, Solactive AG has no obligation to point out errors in any Index to third parties including but not limited to investors and/or financial intermediaries of the notes. Neither publication of any Index by Solactive AG nor the licensing of any Index or Index trade mark for the purpose of use in connection with the notes constitutes a recommendation by Solactive AG to invest capital in the notes nor does it in any way represent an assurance or opinion of Solactive AG with regard to any investment in the notes.

BACKGROUND ON EURO STOXX 50® INDEX DIVIDEND FUTURES

EURO STOXX 50® Index Dividend Futures (the "**Futures Contracts**") are euro-denominated futures contracts on the EURO STOXX 50® DVP (the "**Dividend Index**") traded on the Eurex Exchange. Eurex is a derivatives exchange owned by Deutsche Börse AG.

The Futures Contracts expire on the third Friday of December of the stated expiry year or, if the Eurex Exchange is not open for trading on that day, on the day on which the Eurex Exchange is open for trading immediately preceding that Friday. At any time, Futures Contracts with expiries in each of the nearest ten years are available for trading. Accordingly, as of the date of this underlying supplement, futures contracts expiring in December of 2025 through 2034 are available for trading.

The final settlement price at expiry of the Futures Contract underlying each Index is established by the Eurex Exchange at expiry based on the final value of the Dividend Index on the third Friday of December of the relevant year.

Prior to expiry, the official settlement price of the Futures Contract underlying each Index on any day during the current maturity month is derived from the volume-weighted average of the prices of all transactions during the minute before 17:30 Central European Time, *provided* that more than five trades transacted within this period. In all other cases, the official settlement price is determined based on the average bid/ask spread of the combination order book.

Overview of Futures Markets

Futures contracts are traded on regulated futures exchanges, in the over-the-counter market and on various types of electronic trading facilities and markets. As of the date of this underlying supplement, all of the Futures Contracts are exchange-traded futures contracts. A futures contract provides for a specified settlement month in which the cash settlement is made by the seller (whose position is therefore described as "short") and acquired by the purchaser (whose position is therefore described as "long").

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as "initial margin." This amount varies based on the requirements imposed by the exchange clearing houses, but it may be lower than 5% of the notional value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts. The Indices are not total return indices and do not reflect interest that could be earned on funds notionally committed to the trading of futures contracts.

At any time prior to the expiration of a futures contract, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position, subject to the availability of a liquid secondary market. This operates to terminate the position and fix the trader's profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm that is a member of the clearing house.

Futures exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances.

BACKGROUND ON THE EURO STOXX 50® DVP

All information contained in this underlying supplement regarding the EURO STOXX 50® DVP (the "**Dividend Index**"), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, STOXX Limited, a wholly owned subsidiary of Deutsche Börse AG. The Dividend Index is calculated, maintained and published by STOXX Limited. STOXX Limited has no obligation to continue to publish, and may discontinue publication of, the Dividend Index.

The Dividend Index was created by STOXX Limited. Publication of the Dividend Index began on June 16, 2008. The Dividend Index is disseminated on the STOXX Limited website: http://www.stoxx.com. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this underlying supplement or the relevant terms supplement.

The Dividend Index is reported by Bloomberg under the ticker symbol "SX5ED."

The Dividend Index is intended to provide a measure of the cumulative cash dividends (net of certain withholding taxes in the case of special cash dividends and capital returns) on the constituents of the EURO STOXX 50® Index, expressed in index points of the EURO STOXX 50® Index, with respect to each annual period beginning on, but excluding, the third Friday in December of each year and ending on, and including, the third Friday in December of the following year. The level of the Dividend Index is reset to zero yearly following the third Friday in December.

For more information about the EURO STOXX 50® Index, see "— The EURO STOXX 50® Index" below.

Dividend Index Calculation

The Dividend Index is calculated on an end-of-day basis by adding the dividend points on the relevant day to the level of the Dividend Index on the immediately preceding day. The "dividend points" on any day are calculated using the following formula:

$$\text{dividend points} = \frac{\text{dividend amount}}{\text{divisor of the EURO STOXX 50}^{\circledR}\text{ Index}}$$

The "dividend amount" on any day is equal to the sum of the products of, for each constituent of the EURO STOXX 50® Index with an ex-dividend date occurring on that day, (a) the ordinary un-adjusted gross cash dividends per share (net of certain withholding taxes in the case of special cash dividends and capital returns) of that constituent with an ex-dividend date on that day, (b) the number of shares of that constituent eligible for dividends, (c) the free-float factor of that constituent used in calculating the EURO STOXX 50® Index and (d) the weighting cap factor of that constituent used in calculating the EURO STOXX 50® Index. See "—The EURO STOXX 50® Index" below. The ex-dividend date of a cash dividend is the first day on which a stock trades without the right to receive that cash dividend.

The cash dividends reflected in the Dividend Index include (a) gross cash dividends (cash dividends that are within the scope of the regular dividend policy or that the company defines as a regular dividend), (b) special cash dividends (cash dividends that are outside the scope of the regular dividend policy or that the company defines as an extraordinary dividend), net of withholding taxes and (c) capital returns, net of withholding taxes. The withholding taxes relating to each country are provided on the STOXX Limited website: http://www.stoxx.com. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this underlying supplement or the relevant terms supplement.

If, following the ex-dividend date, a cash dividend is declared unpaid or if the amount of a cash dividend is changed, a correction will be applied to subsequent index values to deduct or adjust, as applicable, the amount of the cash dividend included on the ex-dividend date. Past index values will not be corrected.

The EURO STOXX 50® Index

All information contained in this underlying supplement regarding the EURO STOXX 50® Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, STOXX Limited, a wholly owned subsidiary of Deutsche Börse AG. The EURO STOXX 50® Index is calculated, maintained and published by STOXX Limited. STOXX Limited has no obligation to continue to publish, and may discontinue publication of, the EURO STOXX 50® Index.

EURO STOXX 50® Index Composition and Maintenance

The EURO STOXX 50® Index is a free-float market capitalization weighted index composed of 50 of the largest stocks in terms of free-float market capitalization traded on the major exchanges of Eurozone countries. At any given time, some eligible countries may not be represented in the EURO STOXX 50® Index. The euro price return version of the EURO STOXX 50® Index is reported by Bloomberg under the ticker symbol "SX5E."

The selection list for the EURO STOXX® 50 Index includes the top 60% of the free-float market capitalization of each of the 19 EURO STOXX® Supersector indices and all current EURO STOXX® 50 Index component stocks. All the stocks on the selection list are ranked in terms of free-float market capitalization. The largest 40 stocks on the selection list are selected for inclusion in the EURO STOXX® 50 Index; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60. If the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks.

The weighting cap factor limits the weight of each component stock within the EURO STOXX® 50 Index to a maximum of 10% of the EURO STOXX® 50 Index at the time of each review.

The composition of the EURO STOXX 50® Index is reviewed annually in September. The review cut-off date is the last trading day of August. The composition of the EURO STOXX 50® Index is also reviewed monthly and components that rank 75 or below are replaced and non-component stocks that rank 25 or above are added.

In addition, changes to country classification and listing are effective as of the next quarterly review. At that time, the EURO STOXX 50® Index is adjusted accordingly to remain consistent with its country membership rules by deleting the company where necessary.

The EURO STOXX 50® Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, bankruptcy and price and share adjustments) that affect the EURO STOXX 50® Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

To maintain the number of components constant, a removed company is replaced by the highest-ranked non-component on the selection list. The selection list is updated on a monthly basis according to the review component selection process.

The free-float factors for each component stock used to calculate the EURO STOXX 50® Index are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review.

EURO STOXX 50® Index Calculation

The EURO STOXX 50® Index is calculated with the "Laspeyres formula," which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the EURO STOXX 50® Index value at any time can be expressed as follows:

$$\text{Index} = \frac{\text{free-float market capitalization of the EURO STOXX 50® Index}}{\text{Divisor}}$$

The "free-float market capitalization of the EURO STOXX 50® Index" is equal to the sum of the products of the price, number of shares, free-float factor, weighting cap factor and, if applicable, the exchange rate from the local currency into the index currency of the EURO STOXX 50® Index for each component stock as of the time the EURO STOXX 50® Index is being calculated. The weighting cap factor limits the weight of each component stock within the EURO STOXX® 50 Index to a maximum of 10% of the EURO STOXX 50® Index at the time of each review.

The free-float factor of each component stock is intended to reduce the number of shares to the actual amount available on the market. All fractions of the total number of shares that are larger than or equal to 5% and whose holding is of a long-term nature are excluded from the calculation of the EURO STOXX 50®, including: cross-ownership (stock owned either by the company itself, in the form of treasury shares, or owned by other companies); government ownership (stock owned by either governments or their agencies); private ownership (stock owned by either individuals or families); and restricted shares that cannot be traded during a certain period or have a foreign ownership restriction. Block ownership is not applied for holdings of custodian nominees, trustee companies, mutual funds, investment companies with short-term investment strategies, pension funds and similar entities. The free-float factors are reviewed on a quarterly basis.

The divisor for the EURO STOXX 50® Index is adjusted to maintain the continuity of EURO STOXX 50® Index's values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor for the EURO STOXX 50® Index, where shareholders of the adjusted component stock will receive "B" number of shares for every "A" share held (where applicable). We refer to the closing price of the adjusted component stock on the day before the ex-date as the "close" and the number of shares of the adjusted component stock on the day before the ex-date as the "number of shares" in the table below.

(1) *Special cash dividend:*   Cash dividends that are outside the scope of the regular dividend policy or that the company defines as an extraordinary dividend   Adjusted price = close – dividend amount announced by the company × (1 – withholding tax if applicable)   Divisor: decreases
(2) *Split and reverse split:*   Adjusted price = close × A / B   Adjusted number of shares = number of shares × B / A   Divisor: unchanged
(3) *Rights offering:*   If the subscription price is not available or if the subscription price is equal to or greater than the close (out-of-the-money), then no adjustment is made.

If the subscription price is available as a price range and not as a fixed price, the price and share adjustment is performed only if both lower and upper range are in the money. The average value between lower and upper range will be used as a subscription price.

Standard Rights Issue:

Adjusted price = (close × A + subscription price × B) / (A + B)

Adjusted number of shares = number of shares × (A + B) / A

Divisor: increases

Highly Dilutive Rights Issue:

In case the share ratio is greater than or equal to 200% (B / A ≥ 2), the adjustment of the shares is delayed until the new shares are listed.

(4) *Ordinary stock dividend:*	(5) S*tock dividend from treasury stock:*
Adjusted price = close × A / (A + B) Adjusted number of shares = number of shares × (A + B) / A Divisor: unchanged	Adjusted only if considered as special cash dividend. Adjusted price = close – close × B / (A + B) Divisor: decreases
(6) *Stock dividend from redeemable shares*: Adjusted only if considered as special cash dividend. Adjusted price = close – close × B / (A + B) Divisor: decreases	(7) S*tock dividend of another company:* Adjusted price = [(close × A) – [(1 – withholding tax if applicable) × price of other company × B]] / A Divisor: decreases
(8) *Return of capital and share consolidation:* Adjusted price = [close – capital return announced by company × (1 – withholding tax if applicable)] × A / B Adjusted number of shares = number of shares × B / A Divisor: decreases	(9) *Repurchase of shares / self-tender:* Adjusted price = [(close × number of shares) – (tender price × number of tendered shares)] / adjusted number of shares Adjusted number of shares = number of shares – number of tendered shares Divisor: decreases

(10) *Spin-off:*

Adjusted price = (close × A – price of spun-off shares × B) / A

Adjusted number of shares for the spun-off company = number of shares × B / A

Divisor: unchanged on the ex-date

(11) *Combination stock distribution (dividend or split) and rights offering:*

For this corporate action, the following additional assumptions apply:

Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held.

If A is not equal to one share, all the following "adjusted number of shares" formulas need to be divided by A.

- If rights are applicable after stock distribution (one action applicable to other): Adjusted price = [close × A + subscription price × C × (1 + B / A)] / [(A + B) × (1 + C / A)] Adjusted number of shares = number of shares × [(A + B) × (1 + C / A)] / A Divisor: increases	*- If stock distribution is applicable after rights (one action applicable to other):* Adjusted price = (close × A + subscription price × C) / [(A + C) × (1 + B / A)] Adjusted number of shares = number of shares × (A + C) × (1 + B / A) Divisor: increases

- Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (close × A + subscription price × C) / (A + B + C)

Adjusted number of shares = number of shares × (A + B + C) / A

Divisor: increases

(12) *Addition / deletion of a company:* No price adjustments are made. The change in market capitalization determines the divisor adjustment. If the change in market capitalization between added and deleted companies of an index increases (decreases), then the divisor increase (decreases). If the change is null, then the divisor remains unchanged.	(13) *Free float and shares changes:* No price adjustments are made. The change in market capitalization determines the divisor adjustment. If the change in market capitalization increases (decreases), then the divisor increases (decreases). If the change is null, then the divisor remains unchanged.

SUPPLEMENTAL TERMS OF THE NOTES

The following supplemental terms of the notes supplement, and to the extent they are inconsistent, supersede, the description of the general terms of the notes set forth in the accompanying product supplement. Except as noted below, capitalized terms used in this section without definition are as defined in "The Solactive European Dividend Futures (USD) Index Series" above.

Postponement of a Determination Date

Notes Linked Solely to an Index

Notwithstanding any contrary provision in the accompanying product supplement, for notes linked solely to an Index, the following provisions will apply. If a Determination Date (as defined in the accompanying product supplement) is a Disrupted Day (as defined in the accompanying product supplement), the calculation agent will postpone that Determination Date to the immediately succeeding scheduled trading day that is not a Disrupted Day; *provided* that if that Determination Date corresponds to the scheduled expiration date of the relevant Futures Contract and the official settlement price of the relevant Futures Contract at expiry is available on or prior to such Determination Date, the calculation agent may, at its sole discretion, elect *not* to postpone that Determination Date and instead determine the closing level of the relevant Index for that Determination Date based on that official settlement price of the relevant Futures Contract.

In no event, however, will any Determination Date be postponed to a date that is after the applicable Final Disrupted Determination Date (as defined in the accompanying product supplement). If a Determination Date is or has been postponed to the applicable Final Disrupted Determination Date and that day is a Disrupted Day, the calculation agent will determine the closing level of the relevant Index for that Determination Date on that Final Disrupted Determination Date in accordance with the formula for and method of calculating the closing level of that Index last in effect prior to the commencement of the market disruption event (or prior to the non-trading day), using:

(a) the official settlement price (or, if trading in the relevant Futures Contract has been materially suspended or materially limited, the calculation agent's good faith estimate of the official settlement price that would have prevailed but for that suspension or limitation or non-trading day) on that Final Disrupted Determination Date of the relevant Futures Contract included in the relevant Index; and

(b) the exchange rate between the currency in which the relevant Futures Contract is denominated (the "**Relevant Currency**") and the U.S. dollar (or, if that exchange rate is unavailable, the calculation agent's good faith estimate of that exchange rate) on that Final Disrupted Determination Date.

Notes Linked to an Index and Other Reference Assets

If the notes are linked to an Index and other reference assets, the provisions relating to postponement of a Determination Date as set forth in the accompanying product supplement will apply, except that the Determination Date with respect to the Index will be determined as set forth above under "Notes linked Solely to an Index."

Additional Defined Terms

Notwithstanding any contrary definition in the accompanying product supplement, with respect to an Index or any relevant successor index, a "**scheduled trading day**" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which:

(a) the relevant exchange for that Index or that successor index, as applicable, is scheduled to be open for trading for its regular trading session;

(b) dealings in foreign currency in accordance with the practice of the foreign exchange market are scheduled to occur in the City of New York and the principal financial center for the Relevant Currency; and

(c) banking institutions in the City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close.

Notwithstanding any contrary definition in the accompanying product supplement, with respect to an Index or any relevant successor index, a "**trading day**" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which:

(a) trading is generally conducted on the relevant exchange for that Index or that successor index, as applicable;

(b) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the Relevant Currency,

(c) banking institutions in the City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close; and

(d) that Index or that successor index, as applicable, is scheduled to calculate and publish the closing level of that Index (or that successor index).

Notwithstanding anything to the contrary in the accompanying product supplement, with respect to an Index or any relevant successor index, "**relevant exchange**" means the primary exchange or market of trading for the Futures Contract then included in that Index or that successor index, as applicable.

Market Disruption Events

Notwithstanding any contrary provision in the accompanying product supplement, the following provisions will apply to notes linked in whole or in part to an Index. With respect to an Index or any relevant successor index, a "**market disruption event**," unless otherwise specified in the relevant terms supplement, means:

(1) any termination or suspension of, or limitation on, trading imposed by the relevant exchange for that Index (or that successor index);

(2) a failure by the relevant exchange for that Index (or that successor index) to calculate and publish the official settlement price of the Futures Contract included in that Index (or that successor index) on any day upon which the official settlement price of that Futures Contract is scheduled to be calculated and published by the relevant exchange;

(3) the closure of the relevant exchange for that Index (or that successor index) prior to its scheduled closing time unless such earlier closing time is announced at least one hour prior to the actual closing time;

(4) the failure of any relevant exchange for that Index (or that successor index) to open;

(5) any other event that disrupts or impairs the ability of market participants in general to effect transactions in, or obtain market values for the Futures Contract included in that Index (or that successor index);

(6) the non-publication or unavailability of the exchange rate for the Relevant Currency relative to the U.S. dollar on any relevant Refinitiv page (or any successor page) at approximately 4:00 p.m., London time; or

(7) the failure of the sponsor of that Index (or that successor index) to calculate and publish the closing level of that Index (or that successor index),

in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with the Issuer's ability or the ability of any of its affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

A limitation on the hours or number of days of trading will not constitute a market disruption event with respect to an Index or any relevant successor index if the limitation results from an announced change in the regular business hours of the relevant exchange or market.

Discontinuation of an Index; Alteration of Method of Calculation

The provisions relating to the discontinuation of an Index as set forth in the accompanying product supplement will apply, except that if the calculation agent is to determine the closing level of that Index for any day because no successor index for that Index is available at that time, or the calculation agent has previously selected a successor index for that Index and publication of that successor index is discontinued prior to, and that discontinuation is continuing on, that day, then the closing level of that Index for that day will be computed by the calculation agent in accordance with the formula for and method of calculating that Index or that successor index, as applicable, last in effect prior to that discontinuation, using:

(a) the official settlement price (or, if trading in the relevant Futures Contract has been materially suspended or materially limited, the calculation agent's good faith estimate of the official settlement price that would have prevailed but for that suspension or limitation or non-trading day) on that day of the Futures Contract included in the Index; and

(b) the exchange rate between the Relevant Currency and the U.S. dollar (or, if that exchange rate is unavailable, the calculation agent's good faith estimate of that exchange rate) on that day.